Exhibit 99.1

Genius Sports Exceeds Group Revenue and Adj. EBITDA Outlook in 2022 and Reaffirms Expectations for

over 150% Adj. EBITDA Growth in 2023

•	Group Revenue of $341m and Group Adj. EBITDA of $16m in the year ended December 31, 2022, exceeding guidance of $340m and $15m, respectively

•	2022 Group Revenue growth of 41% at constant currency ($361m at guidance exchange rate[1] vs. guidance of $340m)

•	2022 Group Net loss of $182m and Group Adj. EBITDA of $16m ($19m at guidance exchange rate[1], exceeding guidance by 29%)

•	U.S. revenue more than doubled year-on-year, driven by continued market liberalization, growth of in-play GGR (60% increase year-on-year), and expanded customer relationships

•	2023 Group Revenue outlook of $391m and Group Adj. EBITDA outlook of $41m, each in-line with consensus estimates and reflective of today’s foreign exchange rates

•	The Company expects to generate positive free-cash-flow in the second half of 2023

LONDON & NEW YORK, March 10, 2023 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal fourth quarter and full year ended December 31, 2022.

“Our 2022 results demonstrate our commitment to executing the financial and strategic plan we outlined in our Investor Day at the start of 2022, and we have successfully delivered on our forecast each quarter,” said Mark Locke, Genius Sports Co-Founder and CEO. “We remain relentlessly focused on balancing investment in our highest growth initiatives, while still demonstrating the unique operating leverage of our business model. Following our consistent execution in 2022 and the maturation of our technology investments, the stage is now set for 2023 to capture the immense opportunity ahead of us, afforded by the global competitive position we have built to-date.”

Nick Taylor, Genius Sports CFO, added, “Our expectation of nearly tripling our Group Adj. EBITDA and generating free-cash-flow in the second half of 2023 is the direct result of a cost base that does not need to grow in-line with revenues moving forward. With $159m of total cash on our balance sheet, zero debt financing, and our legacy warrants now removed, our shareholders are well positioned to capture the benefits of profitability and cash flow acceleration.”

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022

$ in thousands	Q422	Q421%		Constant currency %
Group Revenue	105,339	84,012	25.4%	36.1%
Betting Technology, Content & Services	65,543	53,929	21.5%	34.6%
Media Technology, Content & Services	25,639	17,051	50.4%	58.1%
Sports Technology & Services	14,157	13,032	8.6%	13.7%
Group Net loss	(127,716)	(53,290)	(139.7%)	(133.2%)
Group Net loss Margin	nm	nm	nm	nm
Group Adjusted EBITDA	2,661	(12,507)	121.3%	120.1%
Group Adjusted EBITDA Margin	2.5%	nm	nm	nm

$ in thousands	FY 2022	FY 2021%		Constant currency %
Group Revenue	341,029	262,735	29.8%	40.7%
Betting Technology, Content & Services	209,251	177,201	18.1%	29.8%
Media Technology, Content & Services	82,698	48,312	71.2%	80.5%
Sports Technology & Services	49,080	37,222	31.9%	38.8%
Group Net loss	(181,636)	(592,753)	69.4%	69.2%
Group Net loss Margin	nm	nm	nm	nm
Group Adjusted EBITDA	15,788	1,550	918.6%	767.8%
Group Adjusted EBITDA Margin	4.6%	0.6%	4.0%	5.6%

nm = not meaningful

Q4 2022 Financial Highlights

•	Group Revenue: Group revenue increased 25% year-over-year to $105.3 million. On a constant currency basis, revenue increased $28.0 million, or 36% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 22% (35% on a constant currency basis) year-over-year to $65.5 million, driven by new customer acquisitions, increased utilization of available content, and expansion of value-add services.

•

Media Technology, Content & Services: Revenue increased 50% (58% on a constant currency basis) year-over-year to $25.6 million, predominately organic growth driven by increasing uptake of programmatic advertising services alongside new customer wins in the quarter.

•	Sports Technology & Services: Revenue increased 9% (14% growth on a constant currency basis) year-over-year to $14.2 million, primarily driven by increased revenues derived from Second Spectrum.

•

Group Net Loss: Group net loss was $127.7 million in the quarter compared to a net loss of $53.3 million in the fourth quarter ended December 31, 2021. The increase is primarily driven by a loss on foreign currency.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $2.7 million in the quarter, or $4.5 million at the guidance exchange rate[1] vs. $3.0 million guidance. This represents a $15.2 million improvement compared to the $12.5 million loss in the fourth quarter ended December 31, 2021.

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022

Full Year 2022 Financial Highlights

•	Group Revenue: Group revenue increased 30% year-over-year to $341.0 million. On a constant currency basis, revenue increased $98.7 million, or 41% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 18% (30% on a constant currency basis) year-over-year to $209.3 million, driven by renegotiations and expansion of value-add services for existing customers, new customer acquisitions, and increased utilization of available content.

•

Media Technology, Content & Services: Revenue increased 71% (81% on a constant currency basis) year-over-year to $82.7 million, driven by the acquisition of new customers in the Americas primarily for programmatic advertising services.

•

Sports Technology & Services: Revenue increased 32% (39% growth on a constant currency basis) year-over-year to $49.1 million, driven by the inclusion of revenues derived from Second Spectrum. In addition, there was also growth driven by expanded services provided to existing sports league and federation customers across all tiers of sport.

•

Group Net Loss: Group net loss was $181.6 million in the fiscal year ended December 31, 2022, compared to a net loss of $592.8 million in the fiscal year ended December 31, 2021. This represents a 69% year-over-year improvement, driven primarily by a reduction in stock-based compensation, disciplined management of operating expenses, and significant revenue growth compared to the fiscal year ended December 31, 2021.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $15.8 million in the quarter, or $19.3 million at the guidance exchange rate[1] vs. $15.0 million guidance. This represents a significant increase from the $1.6 million generated in the fiscal year ended December 31, 2021. This was driven by meaningful revenue growth, overall revenue mix as well as disciplined cost control.

•

Strong Cash Position: Closing cash balance was $159 million as of December 31, 2022, above the previously guided range of $140 to $150 million. The Company expects to begin generating positive free-cash-flow in the second half of 2023. This closing cash balance includes approximately $36 million of restricted cash related to a guarantee for rights. As noted last quarter, this amount of restricted cash will reduce over time with a corresponding increase in cash and cash equivalents on the balance sheet.

[1]	Guidance exchange rate assumes comparable GBP:USD exchange rate of 1.35 at time of initial forecast in January 2022

Q4 2022 Business Highlights

•	Launched NFL ‘Watch & Bet’ video streams in the U.S. and Canada:

•	Expanded Partnership with the NFL to provide ‘Watch & Bet’ video streams to U.S. sportsbooks for the first time, starting with Caesars Entertainment

•	Struck ‘Watch & Bet’ partnerships for NFL video streams in Canada with three approved sportsbooks

•	Extended partnership with bet365 with exploratory launch of next generation betting products powered by Second Spectrum tracking technology

•	Developed ‘In-Play MultiBet’, a new product enabling bettors to place same-game parlays during live play or game intervals

•	Expanded official data partnership with Football DataCo to include sub-second, skeletal tracking for the English Premier League

•	Launched 3-point shot tracker for the NBA on ESPN using Second Spectrum technology

•	Second Spectrum live optical tracking system successfully validated by the FIFA Quality Programme for Electronic Performance and Tracking Systems (“EPTS”)

•	Awarded Ohio Sports Gaming Supplier License

•	Reached a settlement to successfully resolve a legal dispute with BetConstruct, shortly after resolving a separate litigation with Sportradar

After the fourth quarter reporting period

•	Expanded NBA partnership to deepen NBA League Pass innovations and develop a new next generation platform built on Second Spectrum technology

•	Supplied TSN’s new TSN+ direct-to-consumer streaming product with real-time data-driven broadcast overlays for the NFL Playoffs and Super Bowl LVII

•	Launched suite of NFL free-to-play interactive games to grow its international fan base

•	Clinched a new partnership with the Portland Trail Blazers to power immersive broadcasts through Second Spectrum optical tracking technology

•	Introduced Genius Marketing Suite, an all-in-one fan engagement engine specifically developed to transform how a range of partners identify, engage, and retain sports fans

•	Awarded initial temporary sports betting vendor license in the state of Massachusetts

•	Successfully eliminated all outstanding public warrants, providing greater certainty of Genius’ capital structure and offering greater financial flexibility moving forward

Financial Outlook

Genius expects to generate Group Revenue of approximately $391 million and Group Adjusted EBITDA of approximately $41 million in 2023, each in-line with current consensus estimates and reflecting today’s foreign exchange rates. The Company also expects to generate positive free-cash-flow in the second half of 2023. Below is a quarterly summary of our 2023 financial outlook:

$ in millions	Q1 2023	Q2 2023	Q3 2023	Q4 2023	FY 2023
Group Revenue	$92	$78	$97	$124	$391
Betting Technology, Content & Services	$61	$51	$61	$77	$250
Media Technology, Content & Services	$20	$16	$24	$32	$92
Sports Technology & Services	$11	$11	$12	$15	$49
Group Adjusted EBITDA	$3	$12	$15	$11	$41

Financial Statements & Reconciliation Tables

Genius Sports Limited

Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Revenue	$105,339	$84,012	$341,029	$262,735
Cost of revenue	102,153	109,422	338,166	476,168

Gross profit (loss)	3,186	(25,410)	2,863	(213,433)

Operating expenses:
Sales and marketing	6,932	10,349	31,344	27,292
Research and development	6,664	6,585	29,894	26,513
General and administrative	32,865	30,726	122,829	293,168
Transaction expenses	1,540	3,240	1,668	12,886

Total operating expense	48,001	50,900	185,735	359,859

Loss from operations	(44,815)	(76,310)	(182,872)	(573,292)

Interest expense, net	(354)	(146)	(1,487)	(3,331)
Loss on disposal of assets	(121)	(45)	(292)	(46)
(Loss) gain on fair value remeasurement of contingent consideration	(4,190)	(19,405)	218	(19,405)
Change in fair value of derivative warrant liabilities	(1,064)	37,907	10,132	(11,412)
(Loss) gain on foreign currency	(77,281)	(6,613)	(8,979)	3,032

Total other (expense) income	(83,010)	11,698	(408)	(31,162)

Loss before income taxes	(127,825)	(64,612)	(183,280)	(604,454)

Income tax (expense) benefit	(970)	11,322	(1,714)	11,701
Gain from equity method investment	1,079	—	3,358	—

Net loss	$(127,716)	$(53,290)	$(181,636)	$(592,753)

Preferred share accretion	—	—	—	(11,327)

Net loss attributable to common stockholders	$(127,716)	$(53,290)	$(181,636)	$(604,080)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.63)	$(0.28)	$(0.91)	$(4.00)
Weighted average common stock outstanding:
Basic and diluted	201,430,394	192,129,058	198,939,079	150,912,333

Genius Sports Limited

Consolidated Balance Sheets

(Unaudited)

(Amounts in thousands, except share and per share data)

	December 31	December 31
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$122,715	$222,378
Restricted cash, current	12,102	—
Accounts receivable, net	33,378	48,819
Contract assets	38,447	21,753
Prepaid expenses	28,207	24,436
Other current assets	1,668	7,297

Total current assets	236,517	324,683

Property and equipment, net	12,881	14,445
Intangible assets, net	149,248	191,219
Operating lease right of use assets	6,459	—
Goodwill	309,894	346,418
Investments	23,682	—
Restricted cash, non-current	24,203	—
Other assets	10,453	10,319

Total assets	$773,337	$887,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,121	$19,881
Accrued expenses	56,956	55,889
Deferred revenue	41,273	29,871
Current debt	7,405	23
Derivative warrant liabilities	6,922	16,794
Operating lease liabilities, current	3,462	—
Other current liabilities	22,001	30,354

Total current liabilities	171,140	152,812

Long-term debt – less current portion	7,088	65
Deferred tax liability	15,009	16,902
Operating lease liabilities, non-current	3,284	—
Other liabilities	—	11,127

Total liabilities	196,521	180,906

Commitments and contingencies
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022; unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021	2,019	1,936
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2022 and 2021	2	2
Additional paid-in capital	1,568,917	1,461,730
Accumulated deficit	(938,953)	(757,317)
Accumulated other comprehensive loss	(55,169)	(173)

Total shareholders’ equity	576,816	706,178

Total liabilities and shareholders’ equity	$773,337	$887,084

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Consolidated net loss	$(127,716)	$(53,290)	$(181,636)	$(592,753)
Adjusted for:
Interest expense, net	354	146	1,487	3,331
Income tax expense (benefit)	970	(11,322)	1,714	(11,701)
Amortization of acquired intangibles (1)	9,568	11,351	40,089	37,617
Other depreciation and amortization (2)	7,749	6,281	29,302	22,542
Stock-based compensation (3)	11,196	37,531	89,943	489,474
Transaction expenses	1,540	3,240	1,668	12,886
Litigation and related costs (4)	13,024	867	24,624	4,395
Change in fair value of derivative warrant liabilities	1,064	(37,907)	(10,132)	11,412
Loss (gain) on fair value remeasurement of contingent consideration	4,190	19,405	(218)	19,405
Loss (gain) on foreign currency	77,281	6,613	8,979	(3,032)
Other (5)	3,441	4,578	9,968	7,974

Adjusted EBITDA	$2,661	$(12,507)	$15,788	$1,550

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)

Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets, severance costs, loss on termination and impairment of property leases, and employee share scheme set up costs.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Company’s fourth quarter and full year results.

The conference call may be accessed by dialing (646) 307-1963.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities and remeasurement of contingent consideration. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F/A filed with the SEC on November 10, 2022.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com